SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 20, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications announces it received a lawsuit requesting certification as a class action.

PARTNER COMMUNICATIONS ANNOUNCES IT
RECEIVED A LAWSUIT REQUESTING CERTIFICATION
AS A CLASS ACTION

ROSH HA’AYIN, Israel, December 20, 2007 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, announced that it was served on Monday, December 17, 2007, with a lawsuit for which certification as a class action is sought, filed against Partner and two other mobile communications operators, in the Tel-Aviv District Court. The plaintiffs allege that cell sites were erected near their properties illegally, causing environmental damage. They seek various remedies, including the removal of all allegedly illegal communications devices, including the Company’s and the other operators’ 3G communication devices (for which relevant building permits have been obtained under National Zoning Plan 36), wireless access devices (which were deployed pursuant to a waiver from obtaining building permits under the Communication Law) and communication devices which have been “concealed” in another structure.

The plaintiffs estimate the class damages against all 3 cellular operators together at NIS 1 billion, which amount, if awarded, is to be given to a fund managed by environment and communications specialists.

Some of the plaintiffs’ claims have been similarly raised lately by several local planning and building authorities while the validity of the waiver for wireless access devices is pending in an appeals court decision.

The Company believes it has strong legal arguments against those claims and intends to contest this lawsuit vigorously. At this preliminary stage, the Company is unable to assess the lawsuit’s chances of success.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.796 million subscribers in Israel (as of September 30, 2007). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and the London Stock Exchange. Its shares are also traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR; LSE: PCCD).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3" and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see www.orange.co.il/investor_site/.

Contacts:

Mr. Emanuel Avner		Mr. Oded Degany
Chief Financial Officer		Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	oded.degany@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: December 20, 2007